SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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SCHEDULE 13D/A*

under the Securities Exchange Act of 1934 **

_________________________

VITRO, S.A. de C.V.

(Name of Issuer)

_________________________

Common Shares, without par value

American Depositary Shares (evidenced by American Depositary Receipts), each of which represents 3 Ordinary Participation Certificates (Certificados de Participacion Ordinarios) ("CPOs"), which each represents one Common Share, without par value

(Title of Class of Securities)

_________________________

928502 30 1

(CUSIP Number)

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Claudio L. Del Valle

Vitro, S.A. de C.V.

Ave. Ricardo Margain No. 400

Col. Valle del Campestre, 66265

San Pedro Garza Garcia

Nuevo Leon, Mexico

(52) (81) 8863-1200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

_________________________

November 28, 2006

(Date of Event which Requires Filing of this Statement)

_________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. L

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See S 240.13d-7(b) for other parties to whom copies are to be sent.

* This statement constitutes Amendment No. 3 of the Report on Schedule 13D of the reporting group consisting of Mr. Sada Trevino and Mrs. Gonzalez de Sada.

** The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. 928502 30 1

1	Names of Reporting Persons Adrian Sada Trevino IRS Identification Nos. of Above Persons (entities only) Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) y' (b) L
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) L
6	Citizenship or Place of Organization United Mexican States
	Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 15,605,041 common shares *
		8	Shared Voting Power 0
		9	Sole Dispositive Power 15,605,041 common shares *
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,605,041 common shares *
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) y'
13	Percent of Class Represented by Amount in Row (11) 4.7%
14	Type of Reporting Person (See Instructions) IN

* Includes 6,748,800 common shares held in the form of ADSs and 90,400 vested options held by Mr. Sada pursuant to Vitro's Stock Option Plan.

CUSIP No. 928502 30 1

1	Names of Reporting Persons Maria Nelly Gonzalez de Sada IRS Identification Nos. of Above Persons (entities only) Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) y' (b) L
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) L
6	Citizenship or Place of Organization United Mexican States
	Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 14,150,011 common shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 14,150,011 common shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,150,011 common shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) y'
13	Percent of Class Represented by Amount in Row (11) 4.3%
14	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This Schedule 13D relates to common shares, without par value (the "Shares"), of Vitro, S.A. de C.V., a corporation incorporated under the laws of the United Mexican States ("Vitro"). This report on Schedule 13D constitutes Amendment No. 3 to the report on Schedule 13D filed with the Commission by the reporting group consisting of Mr. Sada Trevino and Mrs. Gonzalez de Sada (the "Reporting Group") on June 29, 2001 (the "Reporting Group 13D"). The Shares are listed on the New York Stock Exchange in the form of American Depositary Shares ("ADSs"), each of which represents 3 Ordinary Participation Certificates (Certificados de Participacion Ordinarios) ("CPOs"). Each CPO represents one Share. The address of Vitro's principal executive offices is Avenida Ricardo Margain No. 400, Col. Valle del Campestre, 66265, San Pedro Garza Garcia, Nuevo Leon, Mexico.

Item 2. Identity and Background.

(a), (b), (c), (f) This Amendment No. 3 to Schedule 13D is being jointly filed by (i) Mr. Adrian Sada Trevino, a citizen of the United Mexican States ("Mr. Sada"), and (ii) Mrs. Maria Nelly Gonzalez de Sada, a citizen of the United Mexican States ("Mrs. Sada"). Mr. Sada and Mrs. Sada are husband and wife.

Mr. Sada has been a member of the Board of Directors of Vitro since 1969. From 1972 to 1991, Mr. Sada was the Chairman of the Board of Directors of Vitro. Mr. Sada is currently the Honorary Chairman of the Board of Directors of Vitro and Chairman of the Board of Fundacion Martinez Sada, a charitable organization. Mrs. Sada has no present occupation. Mr. and Mrs. Sada's business address is Avenida Ricardo Margain No. 400, Col. Valle del Campestre, 66265, San Pedro Garza Garcia, Nuevo Leon, Mexico.

(d), (e) During the last five years, neither Mr. Sada nor Mrs. Sada has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December, 2003, Mr. Sada and Mrs. Sada gave as a gift to their Children an aggregate of 2,000,000 Shares (500,000 Shares to each of their four Children).

On December, 2004, Mr. Sada and Mrs. Sada gave as a gift to their Children an aggregate of 4,000,000 Shares (1,000,000 Shares to each of their four Children).

During 2003 and 2004, 15,400 options held by Mr. Sada pursuant to Vitro's Stock Option Plan became vested, as a result of which Mr. Sada holds a total of 90,400 vested options.

On December, 2005, Mr. Sada bought 2,600,000 shares and gave as gift to their children an aggregate of 2,000,000 shares (500,000 shares to each of its four children).

In October 27, 2006, Mr. Sada exercised rights to subscribe for an aggregate of 19,218 of newly issued ordinary shares at the price of 8.75 pesos per share. The rights to subscribe for ordinary shares were executed through the Mexican Stock Exchange ("Bolsa Mexicana de Valores") and in private transactions.

Item 4. Purpose of Transaction.

The Shares that are the subject of this Amendment No. 3 to Schedule 13D are an aggregate of 2,600,000 shares that Mr. Sada bought, 2,000,000 Shares that were given by Mr. Sada as a gift to their four Children and the 19,218 of the newly issued ordinary shares that Mr. Sada acquired. The Shares that are the subject of the Reporting Group 13D were acquired by Mr. and Mrs. Sada for investment purposes. Mr. and Mrs. Sada may acquire additional Shares (or ADSs), dispose of some or all of their Shares (or ADSs) or consider entering into corporate transactions involving Vitro. Mr. and Mrs. Sada's future activities with respect to the Shares (or ADSs) will depend upon, among other things, capital availability and requirements and the market price of the Shares (or ADSs). Neither Mr. Sada nor Mrs. Sada have any current plans or proposals that relate to or would result in any of the actions set forth in items (b) to (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Rows (11) and (13) of the cover pages to this Amendment No. 3 to Schedule 13D are hereby incorporated by reference. Mr. and Mrs. Sada beneficially own an aggregate of 29,755,052 Shares, which represents 9.0% of the total outstanding Shares. The 15,605,041 Shares owned by Mr. Sada include vested options held by Mr. Sada pursuant to Vitro's Stock Option Plan to acquire 90,400 Shares and 6,748,800 Shares owned by Mr. Sada held in the form of ADSs.

Mr. and Mrs. Sada's Children (Mr. Adrian Sada Gonzalez, Mr. Federico Sada Gonzalez, Ms. Alejandra Sada Gonzalez and Mrs. Maria Nelly Sada de Yarte), their Children's spouses and their grandchildren own an aggregate of 76,062,436 Shares, representing 22.8% of the total outstanding Shares. Mr. Adrian Sada Gonzalez is currently the Chairman of the Board of Directors of Vitro. Mr. Federico Sada Gonzalez is currently the Chief Executive Officer of Vitro and a member of the Board of Directors of Vitro. Mr. and Mrs. Sada disclaim beneficial ownership of the Shares owned by their Children, their Children's spouses and their grandchildren.

(b) Rows (7) through (10) of the cover pages to this Amendment No. 3 to Schedule 13D, which are hereby incorporated by reference, set forth the amount of Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

(c) There were no transactions in the Shares that were effected during the past sixty days by Mr. Sada or Mrs. Sada, except as described in this Amendment No. 3 to Schedule 13D.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by Mr. Sada and Mrs. Sada.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Amendment No. 3 to Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of Vitro, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits.

Not applicable to this Amendment No. 3 to Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2006

by /s/Adrian Sada Trevino

Adrian Sada Trevino

by /s/Maria Nelly Gonzalez de Sada

Maria Nelly Gonzalez de Sada